Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 1 DATED DECEMBER 29, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 18, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Quest RSE LP, LLC

On May 9, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Quest RSE LP, LLC (“Quest Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $9,000,000, which was the initial stated value of our equity interest in the Quest Controlled Subsidiary (the “Quest Controlled Subsidiary Investment”). The Quest Controlled Subsidiary used the proceeds to develop a single mixed-use property totaling 333 units and approximately 4,000 square feet of commercial space located at 910 Quest Parkway, Cedar Park, TX 78613 (the “Quest Property”). Details of this acquisition can be found here.

The project is now substantially complete and is undergoing lease up. The Quest Property was sold on December 22, 2020. Part of the proceeds received from the sale were used by the Quest Controlled Subsidiary to redeem the Quest Controlled Subsidiary Investment. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized return of approximately 12.0%.